UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Lion Copper and Gold Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

53620R109

(CUSIP Number)

Tony L. Alford

7040 Interlaken Drive

Kernersville, North Carolina 27284

(336) 996-1726

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act.

SCHEDULE 13D/A

CUSIP No. 53620R109

1	NAME OF REPORTING PERSON Tony L. Alford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) |X|
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,658,329 (1)
	8	SHARED VOTING POWER 43,477,269 (2)
	9	SOLE DISPOSITIVE POWER 102,658,329 (1)
	10	SHARED DISPOSITIVE POWER 43,477,269 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 146,135,598 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 61,733,838 outstanding common shares, 833,333 common shares underlying convertible debentures, 24,788,445 common shares underlying warrants, and 15,302,713 common shares underlying options held by Mr. Alford.

(2) Includes 43,477,269 outstanding common shares held by Tony and Christine Alford in a joint investment account.

(3) Based on a total of 382,792,710 common shares outstanding on May 24, 2024.

SCHEDULE 13D/A

CUSIP No. 53620R109

1	NAME OF REPORTING PERSON Christine Alford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) |X|
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,234,794 (1)
	8	SHARED VOTING POWER 43,477,269 (2)
	9	SOLE DISPOSITIVE POWER 15,234,794 (1)
	10	SHARED DISPOSITIVE POWER 43,477,269 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 58,712,063 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 15,234,794 outstanding common shares held by Christine Alford.

(2) Includes 43,477,269 outstanding common shares held by Tony and Christine Alford in a joint investment account.

(3) Based on a total of 382,792,710 common shares outstanding on May 24, 2024.

Item 1. Security and Issuer.

The name of the issuer is Lion Copper and Gold Corp., a British Columbia corporation ("Issuer"), which has its principal executive offices at 143 S Nevada Street, Yerington, Nevada 89447. This report relates to the Issuer's class of common shares without par value.

Item 2. Identity and Background.

(a): This Schedule 13D Amendment No. 4 is being filed jointly by Tony L. Alford and his spouse, Christine Alford. Each party filing this amendment is also referred to herein as a "reporting person."

(b): The address of each reporting person is 7040 Interlaken Drive, Kernersville, North Carolina 27284.

(c): Tony Alford is a director of the Issuer, the founder and president of PBA Consultants Inc., a firm specializing in tax savings and cost reduction services, and a private investor. Christine Alford is a real estate development office manager and a private investor.

(d): During the last five years, neither reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e): During the last five years, neither reporting person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in their being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f): Each reporting person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On May 28 and May 29, 2024, Mr. Alford made the following open market purchases of a total of 5,081,000 common shares of the Issuer using his personal funds:

May 28, 2024:

681,000 shares at $0.0551 per share

May 29, 2024:

4,400,000 shares at $0.0623 per share

Item 4. Purpose of Transactions.

Mr. Alford acquired the Issuer's common shares as described in Item 3 for investment purposes. The reporting persons currently intend to continue to acquire beneficial ownership of additional common shares by participating from time to time in private offerings of securities and by making open market purchases of common shares when warranted by market conditions. Any such transactions may be implemented at any time or from time to time subject to any applicable limitations imposed on the sale of the common shares by applicable law. The reporting persons intend to seek to influence the policies of the Issuer with a goal of maximizing the value of the Issuer's common shares. Mr. Alford has served as a director of the Issuer since December 13, 2021.

As of the date hereof, and except as otherwise disclosed herein, the reporting persons do not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of the date of this report, Tony Alford and Christine Alford together beneficially own in the aggregate a total of 161,370,392 common shares of the Issuer, which would constitute 38.1% of the class of common shares as calculated in accordance with SEC Rule 13d-3 under the Exchange Act.1  However, Tony Alford disclaims beneficial ownership of the common shares over which Christine Alford has sole voting and dispositive power, and Christine Alford disclaims beneficial ownership of the common shares over which Tony Alford has sole voting and dispositive power, and each of them disclaims membership in a group with the other within the meaning of Rule 13d-5(b)(1)(i) under the Exchange Act.

______________________________

1 Rule 13d-3 provides, in part, that shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option or warrant) within 60 days. In computing the percentage ownership of any person under Rule 13d-3, the number of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the person does not necessarily reflect a person's actual ownership or voting power with respect to the number of shares outstanding.

Mr. Alford is the sole beneficial owner of 102,658,329 common shares of the Issuer, including 61,733,838 outstanding common shares, 833,333 common shares underlying outstanding convertible debentures, 24,788,445 common shares underlying outstanding warrants, and 15,302,713 common shares underlying outstanding options. Mr. Alford also shares beneficial ownership with Ms. Alford of 43,477,269 common shares, which they hold in a joint investment account. Collectively, Mr. Alford beneficially owns a total of 146,135,598 common shares, which constitutes 34.5% of the class as calculated in accordance with Rule 13d-3.

Ms. Alford is the sole beneficial owner of 15,234,794 outstanding common shares of the Issuer. Ms. Alford also shares beneficial ownership with Mr. Alford of 43,477,269 common shares, which they hold in a joint investment account. Collectively, Ms. Alford beneficially owns a total of 58,712,063 common shares, which constitutes 15.3% of the class as calculated in accordance with Rule 13d-3.

All percentages herein have been calculated based on a total of 382,792,710 common shares of the Issuer outstanding on May 24, 2024.

(c) During the last 60 days, the reporting persons have not engaged in any transactions in the Issuer's securities except as described in Item 3 and in Amendment No. 3 to this Schedule 13D.

(d) No person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the reporting persons.

(e) Item 5(e) is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in Items 3, 4 and 5 is incorporated by reference in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits.

The parties have entered into a Joint Filing Agreement dated September 28, 2023, a copy of which was filed as Exhibit "A" to Amendment No. 1 to this Schedule 13D, which was filed with the U.S. Securities and Exchange Commission on September 29, 2023.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct.

Dated:  May 30, 2024

/s/ Tony L. Alford Tony L. Alford /s/ Christine Alford Christine Alford